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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-33799

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX Transaction Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

100 Wall Street, 26th Floor
(No. and Street)

MAR 21 2007

New York (City) NY (State) 10005 (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Vigliotti (646) 525-3011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Steven R. Vigliotti, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Transaction Services, Inc. (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date 2/27/07

Chief Financial Officer
Title

EUGENIA GENYUK
Notary Public, State of New York
No. 01GE6131988
Qualified in Kings County
Term Expires August 22, 2009



Notary Public 02/27/07

This report contains (check all applicable boxes):**

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Subordinated Borrowings.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report (not required).
(x) (n) Independent Auditor's Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

NYFIX TRANSACTION SERVICES, INC.
(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

NYFIX TRANSACTION SERVICES, INC.
(a subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Transaction Services, Inc.

We have audited the accompanying statement of financial condition of NYFIX Transaction Services, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Transaction Services, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 26, 2007

NYFIX TRANSACTION SERVICES, INC

(a subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets		
Cash and cash equivalents	$	287,587
Deposits with clearing firms		355,883
Receivable from clearing firm		209,985
Accounts receivable (net of allowance for doubtful accounts of $122,464)		1,079,702
Property and equipment, net		73,204
Other assets		30,178
Total Assets	$	2,036,539
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	195,896
Accounts payable and accrued expenses		387,805
Total liabilities		583,701
Commitments and contingencies		
Stockholder's equity		1,452,838
Total Liabilities and Stockholder's Equity	$	2,036,539

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

NYFIX Transaction Services, Inc. (the "Company") was incorporated on March 6, 1985. The Company is a provider of algorithmic trading technology, direct market access, and execution services to domestic and international broker-dealers and institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of National Association of Securities Dealers, Inc. ("NASD"). In October 2006, the Company became a direct wholly-owned subsidiary of NYFIX Broker-Dealer Holdings, LLC which is a wholly-owned subsidiary of NYFIX, Inc. ("NYFIX"), a publicly-traded (Pink Sheets: NYFX) provider of trading workstations, middle office trade automation technologies and trade messaging services to domestic and international market participants. In addition, NYFIX's registered broker-dealer subsidiaries also provide automated trade execution services to institutional counterparties and operate a matched-book stock borrow / stock loan business.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash-The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Accounts Receivable–Accounts receivable represents billings for trading commissions and subscription fees. The Company maintains an allowance for doubtful accounts to reduce its accounts receivable to the amount expected to be collected on such receivables.

Income Taxes—The Company is included in the consolidated federal income tax return and certain combined state and local returns filed by NYFIX. The Company accounts for income taxes using the asset and liability method prescribed by Statement of Financial Accounting Standards ("SFAS"), *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted income tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. A valuation allowance is recorded to reduce the deferred tax asset to only that portion that is judged more likely than not to be realized.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

Use of Estimates— The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair values or amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had regulatory net capital and a minimum regulatory net capital requirement of $268,727 and $38,913, respectively. The Company's regulatory net capital ratio at December 31, 2006 was 2.17 to 1.

4. RELATED PARTY TRANSACTIONS

The net unpaid balance reflected as payable to affiliates for the current year was $195,896 at December 31, 2006. The payable to affiliates are payable on demand and are non-interest bearing.

The net balance due from NYFIX Clearing for cleared commissions was $209,985 at December 31, 2006 and is included in receivables from clearing firm.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

During 2006, NYFIX made a capital contribution in the form of forgiveness of intercompany indebtedness to the Company in the amount of $1,750,000.

Certain employees of the Company participate in the approved stock option plans of NYFIX.

5. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment is comprised of the following:

Software	$	334,003
Office computers		10,714
Data center equipment		54,724
Furniture, fixtures and leasehold improvements		21,022
		420,463
Less: Accumulated depreciation		347,259
	$	73,204

6. INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consisted of the following at December 31, 2006:

Deferred tax assets:	
Operating loss carryforwards	$ 4,507,514
Equity based compensation	56,528
Contributions	73,427
Bad debt expense	56,896
Total deferred tax assets	4,694,365
Less valuation allowance	(4,630,098)
Net deferred tax assets	64,267
Deferred tax liability:	
Depreciation	64,267
Net deferred tax amount	$ -

The deferred tax asset valuation allowance of $4,630,098 at December 31, 2006 has been recorded in accordance with SFAS 109 as historical pre-tax book income and historical income for tax purposes are not sufficient to support a conclusion that the value of net deferred tax assets are more likely than not to be realized on a stand-alone basis or by NYFIX in the consolidated federal and combined state and local returns.

7. COMMITMENTS AND CONTINGENCIES

The Company clears certain of its securities transactions with its institutional counterparties through clearing firms (including NYFIX Clearing) on a fully disclosed basis. These agreements provide that the clearing firms may have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2006, the Company has recorded no liabilities with respect to this risk. During 2006, the Company made no payments to its clearing firms related to these rights.

The Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company's counterparties.

END